EXHIBIT 12d

                           PSEG ENERGY HOLDINGS L.L.C.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                FOR THE YEARS ENDED
                                                                                    DECEMBER 31,
                                                               -----------------------------------------------------
                                                                2006        2005        2004        2003        2002
                                                               -----------------------------------------------------
                                                                                (MILLIONS, EXCEPT RATIOS)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income (Loss) from Continuing Operations               $  12       $ 269       $ 199       $ 249       $(369)
(Income)/Loss from Equity Investees, Net of Distributions        (37)        (28)         78          60          (2)
Fixed Charges                                                    206         214         224         215         219
Capitalized Interest                                              (1)         (1)         (3)        (10)        (12)
                                                               -----------------------------------------------------
Total Earnings                                                 $ 180       $ 454       $ 498       $ 514       $(164)
                                                               =====================================================

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense                                               $ 204       $ 213       $ 223       $ 214       $ 218
Interest Factor in Rentals                                         2           1           1           1           1
                                                               -----------------------------------------------------
Total Fixed Charges                                            $ 206       $ 214       $ 224       $ 215       $ 219
                                                               =====================================================

Ratio of Earnings to Fixed Charges (C)                          0.87        2.12        2.22        2.39       (0.75)
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(A) The term "earnings" is defined as pre-tax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C) The ratio of earnings to fixed charges for the year ended December 31, 2002, were (0.75), as noted above, which represents a deficiency of $383 million.